Mail Stop 3561

September 18, 2008

Edward J. Byrnes
Chief Financial Officer
Genius Products, Inc.
2230 Broadway
Santa Monica, CA 90404

>   **Re: Genius Products, Inc.**
>   **File No. 000-27915**
>   **Form 10-K: For the fiscal year ended December 31, 2007**
>   **Form 10-Q: For the quarterly period ended June 30, 2008**

Dear Mr. Byrnes:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for sales returns, price protection, customer discounts, customer deductions, and bad debts, page 18

1. We note that revenue recognized by Genius Products, LLC ("the Distributor") during fiscal years 2007 and 2006 was reported net of sales returns, discounts and allowances of

approximately $177.3 million and $72.0 million, respectively. Given the significance of sales returns as a percentage of the Distributor's gross sales, please tell us and expand the disclosures included in future filings to discuss the terms and conditions under which the Distributor's products may be returned by its customers.

2. Please tell us how it has been determined that it is appropriate for the Distributor to recognize revenue at the time of sale, with regard to sales transactions that grant the right of return. Refer to paragraph 6 of SFAS No. 48 for the conditions that must be met in order for revenue recognition at the time of sale to be appropriate. As part of your response, please specifically tell us the customer payment terms associated with the sale of the Distributor's products, as well as whether payment by the Distributor's customers is contingent upon the resale of the Distributor's products. In addition, given the significant growth in revenue recognized by the Distributor, please tell us why you believe that future returns can be reasonably estimated. In this regard, we note that much of the Distributor's revenue growth appears to relate to new distribution agreement(s), for which there is limited sales history since they were entered on or after July 21, 2006. We note further that there have been large fluctuations in the Distributor's estimates of sales returns as a percentage of gross revenue during the period of revenue growth. For example, the Distributor estimated sales returns, discounts and allowances of 40.9% of gross revenue for the three months ended June 30, 2008, versus 22.3% of gross revenue for the three months ended June 30, 2007. Please provide a complete discussion of your basis for estimating sale returns as part of you response. Refer to paragraph 8 of SFAS No. 48 for further guidance.

3. We note that in order to mitigate returns, the Distributor grants price protection to retailers after they have presented an affidavit of existing inventory. In this regard, we note that the Distributor should only recognize revenue at the time of sale if future price concessions can be reasonably and reliably estimated. Given that the Distributor only began to recognize revenue at your current levels as of 2006, please tell us why you believe you can make reasonable and reliable estimates of the effects of future price changes. Refer to paragraph 25 of SOP 00-2 for further guidance.

4. We note that sales returns, discounts and allowances were estimated to be 40.9% of gross revenue for the three months ended June 30, 2008, versus 22.3% of gross revenue for the three months ended June 30, 2007. Given the significant impact that the estimate of sales returns has on the Distributor's reported revenues and results of operations, please expand your MD&A discussion of the Distributor's results of operations to discuss the underlying factors that have resulted in i) the recognition of a significant allowance for sales returns and ii) the material change in the allowance when measured as a percentage of gross revenue. As part of your response, provide a sample of your intended expanded disclosure.

5. We note that the reserve for sales returns reported on Genius Products, LLC's ("the Distributor") balance sheet for the period ended June 30, 2008 decreased relative to the reserve balance reported at December 31, 2007 when measured on an absolute basis.

However, the reserve for sales returns at June 30, 2008 increased as a percentage of gross outstanding accounts receivables when compared to the reserve at December 31, 2007. Due to the significance of the Distributor's actual sales returns and reserve estimates, we believe that the transparent presentation of the activity impacting the Distributor's reserve balance during each reporting period would significantly enhance your disclosure. In this regard, please expand the disclosure in your quarterly reports on Form 10-Q to provide a roll-forward that presents the Distributor's sales return reserve balance at the beginning of the period, the amounts charged to costs and expense during the period, the deductions recognized during the period, and the Distributor's reserve balance at the end of the period – similar to the information presented in Note 17 of the Genius Products, LLC financial statements included in your 10-K for the year ended December 31, 2007. As the reporting period in your Form 10-Q interim reports covers both the quarterly and year-to-date interim periods, please include separate roll-forwards for both time periods being reported on, with appropriate disclosure of any material activity impacting the reserve account during such periods.

The Company

Liquidity and Capital Resources, page 23

6. We note your separate disclosure of liquidity and capital resources of the Company and the Distributor. With regard to disclosures related to the Company, we believe you should enhance disclosures to clearly state expected short and long term cash and liquidity needs and how specifically you expect to satisfy those needs, including how you expect to satisfy those needs in the event the Distributor is unable to make a distribution to you or your partner does not agree to make a distribution.

The Distributor

Liquidity and Capital Resources

Contractual Obligations, page 30

7. We note that the table of contractual obligations presented for the Distributor does not include the Distributor's outstanding debt under its revolving credit facility or the related party note payable held with your company. In future filings, please revise the table related to the Distributor's contractual obligations to include all outstanding debt obligations. In addition, given that both of the aforementioned debt instruments are subject to variable interest rates, please expand the disclosure in "Item 7" of your Form 10-K to provide a quantitative and qualitative discussion of the market risk associated such debt.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 31

8. We note from your "Management's Report on Internal Control Over Financial Reporting" that the Distributor has not fully implemented a formalized process and the related controls necessary to determine the appropriate classification of expenses related to your Market Development Funds ("MDF"). In addition, you state that due to this material weakness, there is a reasonable possibility that the Distributor could record revenue improperly or misclassify MDF related expenses in its statements of operations. In this regard, please tell us the amount of the Distributor's MDF spending for each of the fiscal years presented in the Distributor's financial statements and how the Distributor has accounted for such spending. In addition, describe in detail how the accounting treatment that the Distributor has applied impacts the amount of revenue recognized, and tell us whether the amount of recognized revenue would have increased or decreased if an alternative accounting treatment had been applied. To the extent that the discussion of "advertising and marketing costs" included in Note 2 to the financial statements of the Distributor does not reflect the accounting treatment applied to the Distributor's MDF spending, please expand this disclosure.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Our process for setting executive pay, page 40

9. We note your disclosure on page 42 regarding the internal formal bonus program which provides for a bonus award if a stated EBITDA goal was achieved. In future filings, please disclose the stated EBITDA goal or any other performance target that must be achieved in order for participating employees to receive a bonus award. To the extent you believe that disclosure would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical bonus practice and the incentive parameters set for the relevant fiscal period.

Outstanding Equity Awards at Year End, footnote 1(a), page 45

10. We note that Mr. Drinkwater has 400,000 in unvested options, expiring on November 28, 2015, which "only vest upon the satisfaction of certain performance targets." In future

filings, please disclose the performance targets that must be achieved in order for Mr. Drinkwater's option grant to vest, as a follow up to comment number 9 above.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 51

11. We note your disclosure of certain related party transactions. In future filings, please disclose and describe your policies and procedures for review, approval, and ratification of transactions with related persons. Please refer to Item 404(b) of Regulation S-K.

Consolidated Financial Statements of Genius Products, Inc.

Notes to Consolidated Financial Statements

Note 1. Nature of Business

The Weinstein Company Transaction, page F-9

12. We note that the Class W shares issued to TWC Holding and W-G Holding as part of the TWC Transaction are redeemable for cash at the request of Genius Products, LLC and with the approval of TWC Holding and W-G Holding (per section 4.8.2 of the Amended and Restated Limited Liability Company Agreement of Genius Products, LLC). However, we also note that you issued an aggregate of 100 shares of Series W Preferred Stock to TWC Holding and W-G Holding, which i) allow these entities to elect five of the seven directors on your company's Board of Directors, ii) provide these entities with majority voting power over other actions requiring approval of your stockholders, and iii) provide these entities with the right to approve certain specified actions. We note further that TWC Holding and W-G Holding hold the 70% ownership interest in Genius Products, LLC, which is not held by you. Based upon the aforementioned facts, please tell us whether the 100 shares of Series W preferred stock issued to TWC Holding and W-G Holding and these entities 70% direct ownership interest in Genius Products, LLC, effectively allow these entities to make a unilateral decision to redeem their ownership interests for cash. If so, please clarify this fact in your disclosure. Alternatively, please tell us what provisions of the Limited Liability Company Agreement prevent TWC Holding and W-G Holding from forcing Genius Products, LLC to redeem their ownership interests for cash. In addition, please tell us whether your company would own 100% of Genius Products, LLC if TWC Holding and W-G Holding's ownership interests were redeemed for cash.

Note 5. Related Party Transactions

Services Agreement, page F-16

13. We note that the Distributor incurred approximately $4.8 million and $1.3 million in corporate operating and payroll related expenses on behalf of your company during the year ended December 31, 2007 and the 163-day period ended December 31, 2006,

respectively. You state further that these amounts were reflected as a distribution to members in the financial statements of the Distributor. We note from your MD&A that public company costs borne by the Distributor on behalf of your company are reflected in your general and administrative expenses of $1.9 million for the year ended December 31, 2007. However, based upon your statement of operations, it is unclear whether the remainder of the expenses incurred on your behalf by the Distributor were reflected as expenses in your financial statements. In this regard, please tell us whether all costs incurred on your behalf pursuant to the services agreement with the Distributor have been reflected as expenses in you statement of operations. As part of your response, tell us the basis for your accounting treatment and cite any accounting literature that you believe supports your treatment.

Form 10-Q: For the quarterly period ended June 30, 2008

Item 1. Financial Statements

Notes to Condensed Consolidate Financial Statements

Note 4. Investment in Distributor (Genius Products, LLC), page 10

14. We note that the balance sheet of Genius Products, LLC ("the Distributor") includes approximately $87.5 million of goodwill. Per footnote 2 to the Distributor's financial statements for fiscal year 2007, the Distributor uses the present value of its expected future cash flows to determine the fair value of its reporting unit for purposes of testing goodwill. Given that the Distributor has recognized i) significant losses during the period July 22, 2006 through December 31, 2006, fiscal year 2007, and six months ended June 30, 2008 and ii) significant uses of cash for operating activities during the period July 22, 2006 through December 31, 2006 and fiscal year 2007, please tell us how the Distributor determined that goodwill was not impaired at December 31, 2007 and June 30, 2008. As part of your response, please provide a copy of your most recent goodwill impairment analysis.

15. Please revise future filings to include the statements of cash flows for the Distributor.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

16. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that product cost, supply chain, and inventory obsolescence increased from $13.5 million to $17.9 million in the quarters ended June 30, 2007 and 2008, respectively, but you do not describe or quantify the factors responsible for the change nor

analyze the underlying reason for the change. We believe your disclosures in both your quarterly and annual filings could be improved and made more user-friendly and clear by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in non-TWC sales that was related to volume changes as opposed to price increases).

17. Please revise to include a table or tables detailing revenues by category (such as TWC, non-TWC, and any other categories you believe would be material to investors understanding of your results of operations) for each period discussed. Please include columns for dollar and percentage changes and common size percentages to the extent you believe useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Genius Products, Inc.
September 18, 2008
Page 8

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

        You may contact Jeffrey Sears at 202-551-3302. You may also contact me at
202-551-3812.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief